UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period from February 16, 2003 to December 31, 2003

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS AND
STOCK INVESTMENT PLAN FOR
TORRINGTON NON-BARGAINING ASSOCIATES
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Timken Company Savings and Stock Investment Plan for
Torrington Non-Bargaining Associates

December 31, 2003 and Period from February 16, 2003 to December 31, 2003
With Report of Independent Registered Public Accounting Firm

The Timken Company Savings and Stock Investment Plan for
Torrington Non-Bargaining Associates

Audited Financial Statements and Supplemental Schedules

December 31, 2003 and Period from
February 16, 2003 to December 31, 2003

Table of Contents

0406-0552835

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of The Timken
Company Savings and Stock Investment Plan for
Torrington Non-Bargaining Associates

We have audited the accompanying statement of assets available for benefits of The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates as of December 31, 2003, and the related statement of changes in assets available for benefits for the period from February 16, 2003 to December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003, and the changes in its assets available for benefits for the period from February 16, 2003 to December 31, 2003, in conformity U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the period from February 16, 2003 to December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2004

0406-0552835

The Timken Company Savings and Stock Investment Plan for
Torrington Non-Bargaining Associates

Statement of Assets Available for Benefits

December 31, 2003

Assets	
Investments, at fair value	$73,594,473
Receivables:	
Contribution receivable from participants	81,437
Contribution receivable from The Timken Company	47,507
Accrued income	40,423
Total receivables	169,367
Cash	844,319
Assets available for benefits	$74,608,159

See accompanying notes.

The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates

Statement of Changes in Assets Available for Benefits

Period from February 16, 2003 to December 31, 2003

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 3,640,505
Interest and dividends	521,491
	4,161,996
Participant rollovers	54,832,126
Contributions:	
Participants	12,766,270
The Timken Company	5,841,082
	18,607,352
Total additions	77,601,474
Deductions	
Benefits paid directly to participants	2,993,315
Total deductions	2,993,315
Net increase	74,608,159
Assets available for benefits:	
Beginning of period	-
End of period	$74,608,159

See accompanying notes.

The Timken Company Savings and Stock Investment Plan for
Torrington Non-Bargaining Associates

Notes to Financial Statements

December 31, 2003 and Period from
February 16, 2003 to December 31, 2003

1. Description of Plan

The following description of The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The Plan was established on February 16, 2003. On February 18, 2003, The Timken Company acquired Ingersoll-Rand Company Limited's Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company.

General

The Plan is a defined contribution plan covering full-time salaried and non-bargaining hourly employees of Timken US Corporation (the Company). The Plan Sponsor and Administrator is The Timken Company. Employees of the Company become eligible to participate in the Plan either: (1) immediately if actively employed by The Torrington Company and a participant in the Ingersoll-Rand Company Savings and Stock Investment Plan immediately prior to February 16, 2003; (2) the first day of any subsequent month if employed prior to February 16, 2003; or (3) the first of the month following completion of a full calendar month if employed on or after February 16, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 16% on a pre-tax, after-tax or some combination thereof of their eligible earnings directly to the Plan subject to IRS limitations. The Company matches participant contributions at an amount equal to 50% on the first 6% of the participant's eligible earnings, called "Company Matching Contributions." In addition, the Company contributes an amount equal to 1% or 2%, based on years of service, of the participant's eligible earnings, called "Company Retirement Contributions" for eligible employees except hourly employees at the Kilian and Watertown facilities. In addition, the Company contributes an amount equal to 2% of the employee's eligible earnings, called "Base Contributions" for eligible hourly employees at the Kilian and Watertown facilites. Participants may also contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans.

1. Description of Plan (continued)

Upon enrollment, a participant must direct his or her contribution in 1% increments to any of the Plan's investment options. The Company Matching Contributions are invested in Timken common shares. Company Retirement Contributions and Base Contributions are invested according to the participant's contribution investment election. Participants have access to their account information and the ability to make fund transfers and contribution changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information inquiries and certain changes may be made through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Each participant's account is charged investment management fees for certain investment options available through the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution, Company Retirement Contribution and Base Contribution portions of their account plus actual earnings thereon occurs over a period of five years with 20% vested prior to two years and an additional 20% in each of the years two to five.

1. Description of Plan (continued)

Participant Notes Receivable

Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balances during the past 12 months or (2) 50% of their total account balance related to participant contributions, rollover contributions and Company Matching Contributions. Loan terms generally cannot exceed five years. The loans are secured by the balance in the participant's vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70 ½, receive a lump-sum amount up to the vested balance of his or her account, or elect to receive installment payments over a period of time not to exceed their life expectancy.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $11.23 at December 31, 2003.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the period from February 16, 2003 to December 31, 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken common shares	$ 1,029,544
Mutual funds	278,299
Collective trust funds	2,332,662
	$ 3,640,505

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

Timken Company Common Stock Fund*	$ 5,930,755
American Express Trust U. S. Government Securities Fund I	42,410,561
American Express Trust Medium-Term Horizon (50:50) Fund	4,464,948
American Express Trust Long-Term Horizon (80:20) Fund	7,774,575

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of changes in assets related to the nonparticipant-directed investment is as follows:

	December 31, 2003
Investments, at fair value:	
Timken Company Common Stock Fund	$ 5,930,755
Receivable:	
Participant and Company Contributions receivable	63,800
	$ 5,994,555

	Period from February 16, 2003 to December 31, 2003
Change in assets:	
Net appreciation in fair value of investments	$ 1,029,544
Dividends	70,533
Participant and Company contributions	4,265,103
Benefits paid directly to participants	(80,120)
Participant rollovers	720,614
Transfers to participant directed accounts	(11,119)
	$ 5,994,555

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for benefits.

6. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan Administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

7. Related Party Transactions

The following is a summary of transactions in Timken common shares for the period from February 16, 2003 to December 31, 2003:

	Shares	Dollars
Purchased	364,392	$ 6,090,286
Issued to participants for payment of benefits	550	9,525
Dividends received		70,533

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates

EIN: 34-0577130 Plan Number: 021

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Timken Company Common Stock Fund*(A)	528,023 units	$4,895,252	$ 5,930,755
AXP New Dimensions Fund*	65,761 units		1,570,361
Templeton Foreign Fund	89,980 units		957,387
American Express Trust*:			
U.S. Government Securities Fund I	42,410,561 units		42,410,561
Bond Fund	18,204 units		1,349,340
Short-Term Horizon (25:75) Fund	46,924 units		899,578
Medium-Term Horizon (50:50) Fund	193,187 units		4,464,948
Long-Term Horizon (80:20) Fund	329,306 units		7,774,575
Small Cap Equity Index Fund II	129,064 units		2,146,334
Equity Index Base Fund	83,123 units		2,889,362
Participant notes receivable*	Interest rates ranging from 5.0% to 10.0%		3,201,272
Total investments			$ 73,594,473

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed investment.

Note: Cost information is only required for nonparicipant-directed investments.

The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates

EIN: 34-0577130 Plan Number: 021

Schedule H, line 4j—Schedule of Reportable Transactions

Period from February 16, 2003 to December 31, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets at December 31, 2003							
The Timken Company*(C)	Timken common shares						
	136 purchases aggregating 364,392 shares	$ 6,090,286			$ 6,090,286		
	86 sales aggregating 67,999 shares		$ 1,189,161		1,195,034		$ (5,873)

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during the period from February 16, 2003 to December 31, 2003.

0406-0552835

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND STOCK INVESTMENT PLAN FOR TORRINGTON NON-BARGAINING ASSOCIATES

Date: June 25, 2004

By: [signature]
Scott A. Scherff
Corporate Secretary and Assistant General Counsel

CLI-1201307v1

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103753) pertaining to The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates of The Timken Company of our report dated June 18, 2004, with respect to the financial statements and schedules of The Timken Company Savings and Stock Investment Plan for Torrington Non-Bargaining Associates included in this Annual Report (Form 11-K) for the period from February 16, 2003 to December 31, 2003.

Ernst & Young LLP
ERNST & YOUNG LLP

Cleveland, Ohio
June 22, 2004